

02005906

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37855

RECEIVED FEB 26 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Spring Street Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

999 Third Avenue, Suite 3650
(No. and Street)

Seattle	WA	98104-4021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William W. Wurts 206/622-3700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche, LLP
(Name — *if individual, state last, first, middle name*)

700 Fifth Avenue, Suite 4500	Seattle	WA	98104-5044
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William W. Wurts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Spring Street Securities, Inc., as of December 31, 2001, 19---, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Suzanne M. Stonecipher

Notary Public

Suzanne M. Stonecipher

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPRING STREET SECURITIES, INC.

(a wholly owned subsidiary of Wurts & Associates, Inc.)
(SEC I.D. No. 8-37855)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES FOR THE
YEARS ENDED DECEMBER 31, 2001 AND 2000, AND
INDEPENDENT AUDITORS' REPORT
(Filed pursuant to Rule 17a-5(e)(3) as a Public Document)

Deloitte & Touche LLP

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
ANNUAL AUDITED REPORT
Date – December 31, 2001

Spring Street Securities, Inc.
(Name of Respondent)

999 Third Avenue, Suite 3650
Seattle, Washington 98104
(Address of Principal Executive Office)

William W. Wurts
President
Spring Street Securities, Inc.
999 Third Avenue, Suite 3650
Seattle, Washington 98104
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

SPRING STREET SECURITIES, INC.
(a wholly owned subsidiary of Wurts & Associates, Inc.)

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000:	
Statements of financial condition	2
Statements of income	3
Statements of changes in stockholder's equity	4
Statements of cash flows	5
Notes to financial statements	6
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2001 AND 2000:	
Supplemental schedules of computation of net capital pursuant to Rule 15c3-1	8
SUPPLEMENTAL REPORT ON INTERNAL CONTROL	9

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Spring Street Securities, Inc.
Seattle, Washington

We have audited the accompanying statements of financial condition of Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) (the Company) as of December 31, 2001 and 2000, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The financial position and results of operations of the Company are significantly affected by allocations of expenses and other transactions with the parent company. Accordingly, the financial position and results of operations are not necessarily those that would have been achieved had the Company operated in an independent manner.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of computation of net capital pursuant to Rule 15c3-1 of Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) as of December 31, 2001 and 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. These schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects, when considered in relation to the basic financial statements taken as a whole.



January 24, 2002

Deloitte
Touche
Tohmatsu

SPRING STREET SECURITIES, INC.

(a wholly owned subsidiary of Wurts & Associates, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CASH AND CASH EQUIVALENTS	$ 231,694	$ 230,405
COMMISSIONS RECEIVABLE	70,378	147,289
TOTAL	$ 302,072	$ 377,694
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts payable and accrued expenses	$ 17,966	$ 16,981
Income taxes payable to parent	53,002	79,087
Dividends payable to parent	102,885	153,521
Total liabilities	173,853	249,589
COMMITMENTS AND CONTINGENT LIABILITIES		
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value – Authorized, 50,000 shares; issued and outstanding, 100 shares	100	100
Additional paid-in capital	14,900	14,900
Retained earnings	113,219	113,105
Total stockholder's equity	128,219	128,105
TOTAL	$ 302,072	$ 377,694

See notes to financial statements.

SPRING STREET SECURITIES, INC.

(a wholly owned subsidiary of Wurts & Associates, Inc.)

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE:		
Measurement fees	$2,853,256	$ 3,568,147
Interest	7,046	13,096
Total revenue	2,860,302	3,581,243
EXPENSES:		
Commission rebates		247,261
General and administrative expenses	75,068	88,544
Total expenses	75,068	335,805
Income before income tax provision	2,785,234	3,245,438
INCOME TAX PROVISION	946,940	1,103,462
NET INCOME	$ 1,838,294	$ 2,141,976

See notes to financial statements.

SPRING STREET SECURITIES, INC.

(a wholly owned subsidiary of Wurts & Associates, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common stock	Additional paid-in capital	Retained earnings	Total
BALANCE, January 1, 2000	$ 100	$ 14,900	$ 113,099	$ 128,099
Net income			2,141,976	2,141,976
Dividends declared			(2,141,970)	(2,141,970)
BALANCE, December 31, 2000	100	14,900	113,105	128,105
Net income			1,838,294	1,838,294
Dividends declared			(1,838,180)	(1,838,180)
BALANCE, December 31, 2001	$ 100	$ 14,900	$ 113,219	$ 128,219

See notes to financial statements.

SPRING STREET SECURITIES, INC.

(a wholly owned subsidiary of Wurts & Associates, Inc.)

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES:		
Net income	$ 1,838,294	$ 2,141,976
Adjustments to reconcile net income to net cash provided by operating activities:		
Cash provided (used) by changes in operating assets and liabilities:		
Commissions receivable	76,911	121,393
Accounts payable and accrued expenses	985	(183,657)
Income taxes payable to parent	(26,085)	(51,841)
Net cash provided by operating activities	1,890,105	2,027,871
FINANCING ACTIVITIES:		
Dividends paid to parent	(1,888,816)	(2,242,594)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,289	(214,723)
CASH AND CASH EQUIVALENTS:		
Beginning of year	230,405	445,128
End of year	$ 231,694	$ 230,405
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Income taxes paid to parent	$ 973,025	$ 1,155,303
SUPPLEMENTAL DISCLOSURES OF NONCASH FINANCING ACTIVITY:		
Dividends declared and not paid	$ 102,885	$ 153,521

See notes to financial statements.

NOTE 1: DESCRIPTION OF BUSINESS

Spring Street Securities, Inc. (the Company) is incorporated in the state of Washington and is a wholly owned subsidiary of Wurts & Associates, Inc. (the parent). The Company is a broker/dealer registered with the National Association of Securities Dealers, Inc. (NASD), and the parent provides the Company's clients with investment performance analysis and investment consultation. Both the Company and its parent are headquartered in Seattle, Washington, and approximately half of their business is conducted with clients in Washington State. Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) also conducts business in California.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

Cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue recognition: The Company's parent directs brokerage transactions through the Company to certain executing broker/dealers with whom the parent has a clearing commission-sharing arrangement. These broker/dealers give up a substantial portion (generally 75% to 85%) of the commissions earned on these transactions to the Company. This measurement fee is recognized as earned on the trade date that the transaction upon which the commission is generated was executed.

Commission rebates: Prior to April 2000, the Company rebated certain commission fees received from various mutual funds and broker/dealers to its clients based on contractually determined commission rebate rates. Effective April 2000, commission rebates are no longer paid by the Company but are paid by the parent.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company's parent manages all the affairs of the Company and provides, at no cost, all administrative support for the Company's operations, including facilities, personnel, and administrative activities. Substantially all of the revenue (measurement fees) and expenses of the Company result from brokerage transactions directed to the Company by the parent's clients. The revenue and expenses are not necessarily the same as would have been achieved if the Company had operated on an independent basis. As discussed in Note 2, commission rebates are paid by the parent effective April 2000. Amounts reflected in general and administrative expenses in the accompanying statements of income include only those expenses related to activities not provided by the parent at no cost and comprise state and local revenue-based taxes, professional liability insurance, and professional fees.

It is the Company's policy to remit by dividend substantially all of its net earnings to its parent after first providing for its net capital requirements. The Company has declared dividends of $1,838,180 and $2,141,970 for the years ended December 31, 2001 and 2000, of which $102,885 and $153,521 is payable to the parent at December 31, 2001 and 2000, respectively.

NOTE 4: INCOME TAXES AND ALLOCATION AGREEMENT

The Company participates in the filing of consolidated federal income tax returns with its parent. The Company and its parent have executed a tax allocation agreement pursuant to which the Company remits its income tax liability, as computed on a separate return basis, to the parent. The total amount paid under such agreement was $973,025 and $1,024,375 for the years ended December 31, 2001 and 2000, and an additional $53,002 and $79,087 was accrued at December 31, 2001 and 2000, respectively.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is a registered broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). This rule requires that the Company maintain minimum net capital, as defined, of the greater of one-fifteenth of aggregate indebtedness, as defined, or $5,000. As of December 31, 2001 and 2000, the Company had net capital of $128,105 and $127,987, which exceeded net capital requirements by $116,515 and $111,348, and the ratio of aggregate indebtedness to net capital was 1.36 to 1 and 1.95 to 1, respectively.

NOTE 6: RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in the rule.

SPRING STREET SECURITIES, INC.

(a wholly owned subsidiary of Wurts & Associates, Inc.)

SUPPLEMENTAL SCHEDULES OF COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001 AND 2000

	2001	2000
COMPUTATION OF NET CAPITAL:		
Total stockholder's equity	$ 128,219	$ 128,105
Less haircut on cash and cash equivalents	114	118
NET CAPITAL	$ 128,105	$ 127,987
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 11,590	$ 16,639
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirement (greater of above amounts)	$ 11,590	$ 16,639
Excess net capital	$ 116,515	$ 111,348
Excess net capital at 1,000%	$ 110,719	$ 103,029
COMPUTATION OF AGGREGATE INDEBTEDNESS:		
Total aggregate indebtedness	$ 173,853	$ 249,589
Ratio of aggregate indebtedness to net capital	1.36 to 1	1.95 to 1

A reconciliation of the Company's computation of net capital is not necessary pursuant to Rule 17a-5(d)(4) because no material differences exist between the above computation and amounts included in the corresponding unaudited Form X-17a-5 filing as of December 31, 2001 and 2000.

Deloitte & Touche LLP
Suite 4500
700 Fifth Avenue
Seattle, Washington 98104-5044

Tel: (206) 292-1800
Fax: (206) 343-7809
www.us.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Spring Street Securities, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements of Spring Street Securities, Inc. (a wholly owned subsidiary of Wurts & Associates, Inc.) (the Company) for the year ended December 31, 2001 (on which we have issued our report dated January 24, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments made by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.



January 24, 2002